Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Vermilion Energy Inc. (“Vermilion” or the “Company”)
3500, 520 3rd Avenue SW

Calgary, Alberta T2P 0R3

2.	Date of Material Change

May 23, 2025.

3.	News Release

The news release reporting the material change was disseminated on May 23, 2025, through the services of Newswire and filed on the Company’s SEDAR+ profile at www.sedarplus.ca.

4.	Summary of Material Change

On May 23, 2025, the Company announced that it had entered into an asset sale agreement (the “Agreement”) to sell its Saskatchewan and Manitoba assets (the “Assets”) for cash proceeds of $415 million, subject to customary closing adjustments (the “Transaction”).

5.1	Full Description of Material Change

On May 23, 2025, the Company entered into the Agreement with an arm’s length, Calgary based, private equity backed buyer with experience in owning and operating assets in the Western Canadian Basin (the “Buyer”) pursuant to which the Company has agreed to sell the Assets to the Buyer for cash proceeds of $415 million, subject to customary closing adjustments.

Agreement Terms

Completion of the Transaction is subject to customary closing conditions as set forth in the Agreement, including with respect to the accuracy of representations and warranties, the performance of covenants, the receipt of all required regulatory approvals and no materially adverse physical damage occurring to the Assets, as well as the transfer of substantially all of the well/tangible assets licenses to the Buyer. The Transaction has an effective date of May 1, 2025 and closing is expected to occur in the third quarter of 2025.

The Agreement contains certain termination rights for both the Company and the Buyer and can be terminated in particular circumstances, including: (i) by either the Company or the Buyer if a condition to its benefit has not been satisfied and waived; and (ii) by either the Company or the Buyer if the Transaction has not closed on or prior to September 30, 2025 (subject to an automatic three month extension right in certain circumstances) or such other date agreed to by the parties, in each case, subject to certain conditions. Each party is responsible for its own costs in the event of termination; however, the Company will be entitled to retain a $10 million deposit, as its sole and exclusive remedy, in respect of a termination by the Company due to, among other things: (a) the Buyer’s breach of any of its representations, warranties, obligations, covenants or agreements in the Agreement in a manner that would cause the corresponding condition to not be capable of being satisfied, subject to certain conditions, including materiality thresholds and cure rights; and (b) the Buyer’s failure to tender payment of the purchase price or post or deliver a security deposit (up to an agreed threshold amount) as may be required by any governmental authority in accordance with the Agreement.

The Agreement contains customary post-closing allocations of liability as between the Company and the Buyer, as well as corresponding indemnities and limitations of liability, with respect to the ownership and operation of the Assets.

Description of the Assets

The Assets include proved developed producing reserves of 30 million boe, proved reserves of 49 million boe and proved plus probable reserves of 67 million boe. The before tax net present value of the proved developed producing reserves, proved reserves and proved plus probable reserves, discounted at 10%, were $519 million, $643 million, and $879 million, respectively. The daily production volume of the Assets (as of the date of the Agreement) was 10,500 boe/d (86% oil and liquids) and are forecasted to generate approximately $110 million of annual net operating income at current strip commodity prices(1). The Assets have approximately $250 million of undiscounted future abandonment liabilities.

Guidance Update

The proceeds from the Transaction will be directed towards debt repayment to accelerate deleveraging efforts and strengthen Vermilion’s balance sheet. Based on current strip commodity pricing(1) and operational plans, the Company expects to exit 2025 with net debt(2) of $1.5 billion, with a net debt to four quarter trailing fund flows from operations (“FFO”) ratio(3) of 1.4 times.

The table below sets forth certain other forecasted financial and operating guidance for 2025, after giving effect to the Transaction (assuming a mid-Q3 2025 close), as compared to the Company’s previous guidance for 2025.

Category	2025 Prior(4)	2025 After Transaction(4)
Production (boe/d)	125,000 - 130,000	120,000 - 125,000
E&D capital expenditures ($MM)	$730 - 760	$680 - 710

(1)	2025 forward strip pricing as at May 20, 2025: Brent US$67.51/bbl; WTI US$63.69/bbl; LSB = WTI less US$4.85/bbl; TTF $18.01/mmbtu; NBP $17.81/mmbtu; AECO $2.23/mcf; CAD/USD 1.40; CAD/EUR 1.56 and CAD/AUD 0.89.
(2)	Net debt is a capital management measure in accordance with IAS 1 “Presentation of Financial Statements” that is most directly comparable to long-term debt and is calculated as long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (deficit), a non-GAAP financial measure described in the “Non-GAAP and Other Specified Financial Measures” section in Vermilion’s Management’s Discussion and Analysis for the three months ended March 31, 2025 (the “MD&A”). Management considers net debt a helpful representation of Vermilion’s net financing obligations after adjusting for the timing of working capital fluctuations. More information and a reconciliation to long-term debt, the most directly comparable primary financial statement measure, can be found in the “Non-GAAP and Other Specified Financial Measures” section of the MD&A.
(3)	Net debt to four quarter trailing FFO is a non-GAAP ratio and is not a standardized financial measure under IFRS Accounting Standards and therefore may not be comparable to similar measures disclosed by other issuers. Net debt to four quarter FFO is calculated as net debt divided by FFO from the preceding four quarters. Management uses this measure to assess the Company’s ability to repay debt. More information can be found in the “Non-GAAP and Other Specified Financial Measures” section of the MD&A.
(4)	The updated 2025 guidance after the Transaction reflects foreign exchange assumptions of CAD/USD 1.40, CAD/EUR 1.56, and CAD/AUD 0.89. The prior 2025 guidance reflects foreign exchange assumptions of CAD/USD 1.43, CAD/EUR 1.51, and CAD/AUD 0.90.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

8.	Executive Officer

For inquiries regarding the material change and this report please contact:
Kyle Preston

Vice President, Investor Relations

(403) 269-4884 | 1-866-895-8101

9.	Date of Report

May 28, 2025

Disclaimer

Certain statements included in this material change report may constitute forward-looking statements or information under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “propose”, or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this material change include, but are not limited to: the closing of the Transaction and the timing thereof; estimated reserve quantities attributable to the Assets and the discounted present value of future net cash flows from such reserves; the Asset’s forecasted annual net operating income; the Assets undiscounted future abandonment liabilities; the use of proceeds from the Transaction, including the statement that the debt repayment will accelerate deleveraging efforts and strengthen Vermilion’s balance sheet; the expected net debt and net debt to four quarter trailing FFO ratio; forecasted production; and forecasted capital expenditures.

Such forward-looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this material change report, assumptions have been made regarding, among other things: that all closing conditions to the Transaction will be satisfied and the closing of the Transaction will occur as anticipated, including the ability of the Buyer to obtain financing; the accuracy of the McDaniel & Associates Report (as defined below); the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; management’s expectations relating to the timing and results of exploration and development activities; the impact of Vermilion’s dividend policy on its future cash flows; credit ratings; the ability of Vermilion to effectively maintain its hedging program; expected earnings/(loss) and adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows and free cash flow and expected future cash flow and free cash flow per share; estimated future dividends; financial strength and flexibility; debt and equity market conditions; general economic and competitive conditions; ability of management to execute key priorities; and the effectiveness of various actions resulting from the Vermilion’s strategic priorities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion’s financial position and business objectives, and the information may not be appropriate for other purposes. Forward-looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: the risk that the Transaction will not be completed on the terms anticipated or at all, including due to a closing condition not being satisfied; financing not being available to the Buyer to complete the Transaction; counterpart risk; the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion’s marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; constraints at processing facilities and/or on transportation; Vermilion’s ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates, interest rates and inflation; health, safety, and environmental risks and uncertainties related to environmental legislation, hydraulic fracturing regulations and climate change; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; weather conditions, political events and terrorist attacks; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against or involving Vermilion; and other risks and uncertainties described elsewhere in this material change report and Vermilion’s other filings with Canadian securities regulatory authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

Reserves Data: All oil and natural gas reserve information contained in this material change report is derived from the independent engineering reserves evaluation of certain oil, natural gas liquids and natural gas interests of the Company prepared by McDaniel & Associates Consultants Ltd dated March 4, 2025 and effective December 31, 2024 (the “McDaniel & Associates Report”) and has been prepared and presented in accordance with the Canadian Oil and Gas Evaluation Handbook and National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities. In this material change report: (A) all reserves presented are gross reserves; (B) the net present value of future net revenues attributable to reserves do not represent the fair market value of reserves; (C) the recovery and reserve estimates of crude oil, NGL and natural gas reserves provided in this material change report are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and NGL reserves may be greater than or less than the estimates provided in this material change report; and (D) the estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

Boe Equivalency: Per barrel of oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil equivalent (6:1). Barrel of oil equivalents (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In addition, as the value ratio between natural gas and crude oil based on the current prices of natural gas and crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Financial data contained within this document are reported in Canadian dollars.